

Mail Stop 4628

March 28, 2017

<u>Via E-Mail</u>
Ramon Fernandez
Deputy Chief Executive Officer, Finance and Strategy
and Chief Financial Officer
Orange
78 rue Olivier de Seeres
75015
Paris
France

> **Re:** **Orange**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 4, 2016**
> **File No. 1-14712**

Dear Mr. Fernandez:

We refer you to our comment letter dated December 1, 2016 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
Assistant Director
Division of Corporation Finance